Filed by Endowments - Growth & Income Portfolio
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Endowments - Growth & Income Portfolio
Commission File No. 002-34371

Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 Phone (213) 486 9200 Fax (213) 486 9455

November 30, 2010

A message to investors in Endowments: Growth and Income Portfolio

Dear Growth and Income Portfolio shareholder:

I am writing to inform you that at its meeting on November 18, the board of trustees voted unanimously to recommend that EndowmentsSM: Growth and Income Portfolio merge with the newly formed, Capital Private Client Services Funds: Capital U.S. Equity FundSM. The board decided to recommend the merger after considering the costs of both funds and the returns of Growth and Income Portfolio and similar offerings managed by the investment adviser of the Capital U.S. Equity Fund. The board determined the merger will better serve the interests of shareholders.

Capital U.S. Equity Fund will have a lower overall expense ratio than the Growth and Income Portfolio although the funds will have largely similar investment objectives and guidelines. Further, the merger will allow shareholders the opportunity to invest without a sales charge in other funds with investment objectives that may be appropriate for their circumstances, including other funds managed by Capital Guardian Trust Company, through its Capital Group Private Client Services division and American Funds.

Allow me to provide a little more information. The Growth and Income Portfolio and Capital U.S. Equity Fund are each managed by a company within The Capital Group Companies Inc. In fact, the continued alliance with The Capital Group Companies was a significant factor in the board’s decision to approve the merger. Capital Research and Management CompanySM is the investment adviser for the Growth and Income Portfolio while its affiliate, Capital Group Private Client Services, a division of Capital Guardian Trust Company, will manage the Capital U.S. Equity Fund.

Capital Group Private Client Services has a dedicated group of portfolio managers and research analysts with extensive experience in managing both equity and fixed income assets. In similar investment mandates, Capital Group Private Client Services has generated investment results comparable to the results of the Growth and Income Portfolio.

What does this mean for you and your investments? Should the merger be approved by shareholders, you will continue to receive the high level of service you’ve come to expect from Capital. Capital Group Private Client Services will have a person dedicated to serving the Growth and Income Portfolio shareholders after the merger as Abbe Shapiro has done.

The board of trustees of Capital U.S. Equity Fund also approved this merger, subject to the approval by Growth and Income Portfolio shareholders, at its meeting on November 29.  We expect a shareholder meeting will be held in late March, 2011.  Material relating to the merger and the shareholder meeting will be mailed to you in early 2011.  It will contain all the information you need to understand the proposed changes, including a prospectus for Capital U.S. Equity Fund that contains a detailed description of the fund.

Should the merger be approved, your shares in the Growth and Income Portfolio will be converted to shares in Capital U.S. Equity Fund at no cost to you.  The merger will be structured as a tax-free transaction.  After the merger, you may continue to purchase additional shares of Capital U.S. Equity Fund without a sales charge.

If you have questions about this merger, please call your financial adviser or contact Abbe Shapiro at 310/996-6153 or ags@capgroup.com.  You can also visit www.capitalgrouppcs.com to find information about Capital Group Private Client Services.

As always, we thank you for placing your confidence in us.

Sincerely,

/s/ Robert G. O’Donnell
Robert G. O’Donnell
Vice Chairman of the Board and Principal Executive Officer
Endowments

Information contained herein and in the registration statement of Capital Private Client Services Funds: Capital U.S. Equity Fund is not complete and may be changed.  Shares of Capital U.S. Equity Fund may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective.  This document is not an offer to sell and is not soliciting an offer to buy any securities of Capital U.S. Equity Fund.  Shareholders of the Endowments: Growth and Income Portfolio are encouraged to read the proxy statement when it becomes available because it contains important information regarding the proposed transaction. Shareholders will be mailed a proxy statement and proxy ballot and may obtain the proxy statement, as well as other relevant documents, for free on the SEC’s website at sec.gov. For Endowments: Growth and Income Portfolio, the proxy statement and other information may be found under the filings for Capital Private Client Services Funds: Capital U.S. Equity Fund. You may also request a complimentary copy of the proxy statement by calling Abbe Shapiro at Capital Research and Management Company at 310/996-6153, or by writing to the secretary of Endowments: Growth and Income Portfolio at One Market, Steuart Tower, Suite 1800, San Francisco, California 94105.

The Capital Group Companies
American Funds         Capital Research and Management          Capital International         Capital Guardian         Capital Bank and Trust

Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 Phone (213) 486 9200 Fax (213) 486 9455

November 30, 2010

A message regarding Endowments: Growth and Income Portfolio

Dear Financial Adviser:

On November 18, 2010, the board of trustees for EndowmentsSM voted unanimously to recommend that Endowments: Growth and Income Portfolio merge with Capital Private Client Services Funds: Capital U.S. Equity FundSM. The board decided to recommend the merger after considering the costs of both funds and the returns of Growth and Income Portfolio and similar offerings managed by the investment adviser of the Capital U.S. Equity Fund.  The board determined the merger will better serve the interests of shareholders.

Capital U.S. Equity Fund will have a lower overall expense ratio than the Growth and Income Portfolio although the funds will have largely similar investment objectives and guidelines. Further, the merger will allow shareholders the opportunity to invest without a sales charge in other funds with investment objectives that may be appropriate for their circumstances, including other funds managed by Capital Guardian Trust Company, through its Capital Group Private Client Services division and American Funds.

In addition, shareholders of the Growth and Income Portfolio will continue to receive the same high level of service they have come to expect.

Shareholders of the Growth and Income Portfolio are being contacted and may have questions about the merger and Capital U.S. Equity Fund. Additional details will be provided via proxy statements early next year. In the meantime, we can give you an outline of what’s going to happen.

Both Capital Research and Management Company and Capital Group Private Client Services have dedicated groups of portfolio managers with extensive experience in managing both equity and fixed income assets.

The board of trustees for Capital Private Client Services Funds: Capital U.S. Equity Fund approved the merger, subject to approval by Endowments shareholders, at its meeting on November 29.   We expect to hold a shareholder meeting to vote on the merger in March, 2011 and material relating to the merger and the shareholder meeting will be mailed to your clients in February 2011. It will contain all the information they need to understand the proposed changes.

The Capital U.S. Equity Fund is a newly formed fund that is part of the Capital Private Client Services Funds Series managed by Capital Guardian Trust Company, an affiliate of Capital Research and Management Company.  Capital U.S. Equity Fund is managed by individuals in Capital Guardian Trust Company’s Capital Group Private Client Services division.

Should the merger be approved, shares in the Growth and Income Portfolio will be converted to shares of Capital U.S. Equity Fund at no cost to the shareholder. The transaction will be structured as a tax free transaction.  Shareholders may continue to purchase additional shares of Capital U.S. Equity Fund without a sales charge.

More information regarding Capital Group Private Client Services may be found at www.capitalgrouppcs.com.  Information regarding Capital U.S. Equity Fund may be found in the draft registration statement filed with the U.S. Securities and Exchange Commission and accessible at www.sec.gov or by calling Abbe Shapiro at 310/996-6153 or ags@capgroup.com.  If you have any questions, please contact John Millbern at 800/421-2201, ext. 33957, or jorm@capgroup.com.

As always, we thank you for placing your confidence in us.

Sincerely,

/s/ Robert G. O’Donnell
Robert G. O’Donnell
Vice Chairman of the Board and Principal Executive Officer
Endowments

Information contained herein and in the registration statement of Capital Private Client Services Funds: Capital U.S. Equity Fund is not complete and may be changed.  Shares of Capital U.S. Equity Fund may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This document is not an offer to sell and is not soliciting an offer to buy any securities of Capital U.S. Equity Fund. Shareholders of the Endowments: Growth and Income Portfolio are encouraged to read the proxy statement when it becomes available because it contains important information regarding the proposed transaction. Shareholders will be mailed a proxy statement and proxy ballot and may obtain the proxy statement, as well as other relevant documents, for free on the SEC’s website at sec.gov. For Endowments: Growth and Income Portfolio, the proxy statement and other information may be found under the filings for Capital Private Client Services Funds: Capital U.S. Equity Fund. You may also request a complimentary copy of the proxy statement by calling Abbe Shapiro at Capital Research and Management Company at 310/996-6153, or by writing to the secretary of the Endowments: Growth and Income Portfolio at One Market, Steuart Tower, Suite 1800, San Francisco, California 94105.

The Capital Group Companies
American Funds         Capital Research and Management          Capital International         Capital Guardian         Capital Bank and Trust